DXI ENERGY ANNOUNCES RESULTS OF DRILLING
OPERATIONS IN NORTHEAST BRITISH COLUMBIA

VANCOUVER, BRITISH COLUMBIA, March 20, 2019 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia today announces the Company has reached TD at its b-089-E/94-H-1 drilling location at Woodrush in NE British Columbia.

Final logs of the wellbore indicate 19.8 ft. of high quality Gething gas pay to complement the Company’s growing Gething natural gas reserves at Woodrush. Further, while the well encountered 16.5 ft. of oil-stained Halfway sand, the interval is not conventional in reservoir quality. The Company has run production casing, primarily to allow for future production of the Gething natural gas interval when natural gas markets improve. The drilling and casing operation was completed under budget and without any technical and safety issues.

At least one and possibly two additional Gething gas locations were delineated by the b-089-E/94-H-1 well. Of particular significance, the Company intends to explore the economics of horizontally drilling and fracing this “unconventional” Halfway interval once the cuttings from the reservoir have confirmed the degree of oil saturation required to do so effectively.

President Sean Sullivan states” We requested the Board in early December, 2018 to appoint me as President & CEO. We implemented a number of initiatives to create value for all shareholders. Key objectives were to a) reduce cash operating expenses and interest payments to the bare minimum; b) to source capital for the Company’s exploration efforts; c) to add Mr. Ed Aabak of Denver, Colorado, to complement Mr. Stan Page of Dallas, Texas, both seasoned oil and gas industry professionals, to the Company’s Board of Directors; d) to work cooperatively with the three First Nations impacted by our operations at Woodrush; e) to eliminate in perpetuity cash compensation for the Chairman and President & CEO; f) to obtain our required drilling license for b-089-E/94-H-1 on a timely basis, and g) to eliminate, in full, the $6,980,000 “Financial Contract Liability” on the Company’s balance sheet during 2018. All these objectives have been accomplished. While we acknowledge our disappointment in the “conventional” Halfway result in this well, we will continue to implement our expanding operational plan in NE B.C. to create value for all our stakeholders.”

About DXI ENERGY INC.

DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) in Canada and the OTCQB (DXIEF) in the US.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the completion and final amount raised in the capital raise financing, the final use of proceeds and that all necessary final approvals will be obtained. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities.

We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact: DXI Energy Inc.

Sean Sullivan	David Matheson
Director, President & CEO	CFO
604-638-5050	604-638-5054
investor@dxienergy.com	dmatheson@dxienergy.com